UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CVRD Inco Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

453258402

(CUSIP Number)

Clovis Torres Junior

Companhia Vale do Rio Doce

Av. Graça Aranha 26

Rio de Janeiro, Brazil

(55) 21 3814-4477

Copies to:

Jeffrey S. Lewis

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2007 and January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Companhia Vale do Rio Doce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD Holdings GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Doce Holdings AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD International SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.00%
14	TYPE OF REPORTING PERSON CO

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Item 1.                               Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common shares (the “Inco Shares”) of Inco Limited, a corporation organized under the laws of Canada (“Inco”), filed on November 3, 2006 (the “Original 13D” and, together with Amendment No. 1 filed on November 6, 2006 and this Amendment No. 2, the “Schedule 13D”), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

As further described in the response to Item 5(c) below, effective January 4, 2007, Inco and Itabira Canada Inc. (“Itabira Canada”), a corporation organized under the laws of Canada and a wholly owned subsidiary of Itabira, amalgamated (the “Itabira Canada Amalgamation”) into one corporation and assumed the name “CVRD Inco Limited” (“CVRD Inco”). As a result of the Itabira Canada Amalgamation, (i) each Inco Share held by Itabira Canada was cancelled, (ii) each common share of Itabira Canada held by Itabira was converted into one common share (“CVRD Inco Share”) of CVRD Inco and (iii) the Filing Persons became the beneficial owners of all of the issued and outstanding CVRD Inco Shares.

Following the Itabira Canada Amalgamation, effective January 8, 2007, CVRD Inco and Itabira amalgamated (the “Itabira Amalgamation”) into one corporation and assumed the name “CVRD Inco Limited” (“CVRD Inco II”). As a result of the Itabira Amalgamation, (i) each CVRD Inco Share held by Itabira was cancelled, (ii) each common share of Itabira held by CVRD Canada became a common share (“CVRD Inco II Share”) of CVRD Inco II and (iii) the Filing Persons (other than Itabira) became the beneficial owners of all of the issued and outstanding CVRD Inco II Shares. Following the Itabira Amalagamation, all references in this Schedule 13D to the “Filing Persons” shall be deemed to exclude Itabira.

This Amendment No. 2 constitutes a final amendment to the Schedule 13D of the Filing Persons as CVRD Inco II is in the process of deregistering the CVRD Inco II Shares under the Securities Exchange Act of 1934 following the Itabira Canada Amalgamation. The executive offices of CVRD Inco II are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7.

Item 5.                               Interest in Securities of the Issuer

(a)–(b)	The first paragraph of the response to clauses (a)-(b) of Item 5 of the Schedule 13D is hereby deleted and replaced with the following.

The responses of the Filing Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, each of the Filing Persons may be deemed to beneficially own an aggregate of 1,000,003 CVRD Inco II Shares, representing 100.00% of the outstanding CVRD Inco II Shares.

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	(c)	The last paragraph of the response to clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced with the following.

Effective December 11, 2006, Itabira transferred all Inco Shares held by it to Itabira Canada.

On January 3, 2007, a special meeting of holders of Inco Shares was held at which such holders approved the Itabira Canada Amalgamation. Pursuant to the Itabira Canada Amalgamation, which was effective as of January 4, 2007, Inco and Itabira Canada amalgamated and continued as one corporation, CVRD Inco, which became a wholly owned indirect subsidiary of CVRD. As a result of the Itabira Canada Amalgamation, holders of Inco Shares (other than dissenting holders of Inco Shares and Itabira Canada) became entitled to receive, for each Inco Share held by them, one Class A redeemable preferred share of CVRD Inco that was redeemed for Cdn.$86.00 in cash immediately following the Itabira Canada Amalgamation.

On January 8, 2007, CVRD Inco and Itabira effected the Itabira Amalgamation, pursuant to which CVRD Inco and Itabira amalgamated and continued as one corporation, and CVRD Inco II became a wholly owned direct subsidiary of CVRD Canada and a wholly owned indirect subsidiary of CVRD.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I to the Original 13D, has effected any transaction in Inco Shares, CVRD Inco Shares or CVRD Inco II Shares since the filing of Amendment No. 1 to the Schedule 13D, except as described in this Schedule 13D.

Item 7.		Material to be Filed as Exhibits.

99.1		Notice of Special Meeting of Shareholders and Management Information Circular dated November 30, 2006, filed as Exhibit 99.1 to the Current Report on Form 6-K for the month of December 2006 filed by Inco and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007

COMPANHIA VALE DO RIO DOCE
By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Executive Officer

CVRD HOLDINGS GMBH
By: /s/ Julianna Neumayer
Name: Julianna Neumayer
Title: Director

By: /s/ Cláudio Renato Chaves Bastos
Name: Cláudio Renato Chaves Bastos
Title: General Manager

RIO DOCE HOLDINGS AG
By: /s/ Fabio de Olveira Barbosa
Name: Fabio de Olveira Barbosa
Title: Chief Financial Officer

By: /s/ Leonardo Moretzsohn de Andrade
Name: Leonardo Moretzsohn de Andrade
Title: Internal Controls Officer

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CVRD INTERNATIONAL SA
By: /s/ Fabio de Olveira Barbosa
Name: Fabio de Olveira Barbosa
Title: Chief Financial Officer

By: /s/ Leonardo Moretzsohn de Andrade
Name: Leonardo Moretzsohn de Andrade
Title: Internal Controls Officer

CVRD CANADA INC.
By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Director

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Director

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